Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, February 11, 2021 – Suzano S.A. ("Company" or "Suzano") (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market in general that on this date it signed an export prepayment agreement linked to sustainability (sustainability-linked loan), taken out by its wholly-owned subsidiary Suzano Pulp and Paper Europe S.A. ("Suzano Europe"), in the principal amount of US$1,570 million (one billion, five hundred seventy million U.S. dollars), at the cost of Libor + 1.15% p.a., with average term of 60 months and final maturity on March 8, 2027.

The new credit transaction has environmental key performance indicators (KPIs) linked to the following targets: (i) reducing the intensity of greenhouse gas (GHG) emissions; and (ii) reducing the industrial use of water, evidencing the Company’s commitment to be a part of the solution to the global climate crisis and to sustainable development, and in line with the implementation of its 2030 Long-Term Targets published in 2020. As such, the new credit transaction is characterized as a sustainability-linked loan and complies with the principles established by the International Capital Market Association.

The loan amount will be used for early payment of the principal amount of US$1,666 million (one billion, six hundred sixty six million U.S. dollars) of the export prepayment agreement signed by Suzano Europe as part of the funding structure for payment of the cash installment related to the business combination with Fibria Celulose S.A., whose initial amount was US$2,300 million, with final maturity on December 4, 2023. The principal balance of this agreement on January 31, 2021 was US$2,000 million, with no change in its final maturity date.

The above transactions should be settled by the end of March 2021, once all the conditions precedent are met.

Suzano further informs that, as an additional liability management initiative, on February 9, 2021 it prepaid a loan owed to the Brazilian Social and Economic Development Bank (BNDES), in the principal amount of R$1,454 million (one billion, four hundred fifty-four million reais), whose average term was 33 months and average cost in USD was equivalent to 3.48% p.a.

The balance amount between the new loan and the early payment of export prepayment agreements, as well as the early payment to BNDES mentioned above, will be paid with the Company’s cash, in line with the use of proceeds from the 2031 Sustainability-linked Bonds reopening, as informed to the market on November 16, 2020.

Suzano believes it will thus improve its debt payment schedule at a competitive cost, in line with its liability management strategy.

Suzano reiterates its commitment to transparency in its communications with shareholders and investors.

São Paulo, February 11, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer